Exhibit 99.2

SCHEDULE A
News Release dated March 14, 2012

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax: (905) 841-2244
Web: www.helixbiopharma.com
March 14, 2012
NEWS RELEASE

HELIX BIOPHARMA CORP. ANNOUNCES AGREED CHANGES TO THE BOARD OF DIRECTORS AND SETTLEMENT WITH CONCERNED SHAREHOLDERS

AURORA, ON--(Marketwire – March 14, 2012) - Helix BioPharma Corp. (TSX: HBP) (NYSE Amex: HBP) (FRANKFURT: HBP) (the "Company" or "Helix") announces that it has settled the proxy contest with the Concerned Shareholders named in the Dissident Proxy Circular dated January 13, 2012, in connection with the Company’s Annual General Meeting held on January 30, 2012, and agreed on a reconstituted Board of Directors of Helix. As a result of the settlement, Messrs. Segal, Docherty, Cawkell, Lickrish, and Roszkowski-Sliz will resign from the board of directors and be replaced by William White, Robert Verhagen, Marek Orlowski and Mario Gobbo whose biographies were described in the Dissident Proxy Circular. Jack Kay and W. Thomas Hodgson will continue on the Board and have agreed to support the appointment of Mr. William White as the new Chairman of the Board.

William B. White is a senior executive with broad global experience in leading businesses to deliver step change improvements in bottom line results. He has more than 30 years in several business and corporate leadership roles focused on corporate wide improvements, business turnaround and growth with a long standing career at DuPont and most recently with Afexa Life Sciences Inc. as Chairman and interim Chief Executive Officer leading up to the sale to Valeant Pharmaceuticals in October 2011.

Mr. Kay, the current Chairman of the Board, stated that “We are pleased to have resolved the issues arising from the proxy contest in a manner that Helix believes is in the best interest of all shareholders and will allow Helix to move forward in a positive and efficient manner to focus on growing the company and its product candidates. The Reconstituted Board provides continuity as well as adding directors with a broad range of experience and expertise in the biopharmaceutical and life sciences industry, capital markets and mergers and acquisitions.”

The Chief Executive Officer, Dr. Donald Segal, after 17 years of service, has agreed to continue as CEO for a transition period of up to six months, as determined by the Reconstituted Board, at which time he will resign and receive a change of control payment under his employment agreement. Mr. Kay stated that “On behalf of Helix, I wish to extend my thanks to Dr. Segal for all of his efforts, his hard work and his many years dedicated to Helix”.

As part of the settlement agreement, all litigation will be dismissed and releases have been exchanged between Helix and the members of its current Board of Directors, and ACM Alpha Consulting Management Est, ACM Alpha Consulting Management AG, Andreas Kandziora, Veronika Kandziora, Zbigniew Lobacz and Dr. Slawomir Majewski. Also as part of the settlement agreement, Helix has agreed to reimburse the reasonable costs and expenses incurred by the concerned shareholders and other respondents in the court proceedings. The mandate of the Special Committee of the Board of Directors of Helix and the engagement of Ernst & Young LLP will be terminated.

Contact Information

  Investor Relations:
  Helix BioPharma Corp.
  Tel: (877) 215-4813
  Email: ir@helixbiopharma.com

Disclaimer and Forward-Looking Statements

This News Release contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of applicable securities laws respecting the settlement referred to in this News Release and the ability to move forward on growing the company and its product lines. In making these forward-looking statements, Helix has made certain assumptions, including that the settlement will be implemented as agreed to and the Reconstituted Board can implement the Company’s strategy. Actual results may differ materially from these forward-looking statements due to the risk that Helix’s assumptions may be incorrect, and other risks and uncertainties detailed in Helix’s filings with applicable Canadian securities commissions, copies of which are available at www.sedar.com. Forward-looking statements and information are based on the beliefs, assumptions, opinions and expectations of Helix's management at the time they are made. Readers are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement and are made as of the date of this News Release. Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions, opinions or expectations, or other circumstances change, except as required by law.

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